[GRAPHIC OMITTED][Acergy]

               Acergy S.A. awarded $250 million contract in Angola

London, England - December 15, 2008 - Acergy S.A. (NASDAQ- GS: ACGY; Oslo Stock
Exchange: ACY) announced today the award from Angola LNG Limited of a contract for the development of the nearshore/onshore segment of the pipeline network required for the transportation of gas from Blocks 0, 14, 15, 17 and 18 to Angola LNG's plant in Soyo, Angola. Angola LNG Limited's shareholders are affiliates of Chevron, Sonangol, BP, Total and ENI.

The contract awarded to a consortium of Acergy S.A. and Spiecapag, a subsidiary of Entrepose Contracting (ISIN: FR0010204321), is for $550 million, of which Acergy's share represents approximately $250 million.

Acergy's nearshore scope includes the engineering, procurement, fabrication and installation of approximately 50km of pipeline from Blocks 0, 14, 15, 17 and 18. It also includes the shore approach and above water tie-ins for these pipelines, together with the offshore crossing and hydrotesting. Engineering will commence with immediate effect with offshore installation scheduled to commence in the fourth quarter of 2009, using Acergy Hawk, Acergy Legend and Acergy Polaris.

Olivier Carre, Vice President Acergy Africa and Mediterranean, said: "We are delighted to have been awarded this contract which represents an important development in Angola's plans to reduce flaring from deep water blocks through the production of Liquefied Natural Gas (LNG) and condensate. This contract award re-enforces Acergy's strong presence in West Africa."

********************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the combined value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.